4000 Union Pacific Avenue

City of Commerce, CA 90023

Phone: (323) 980-8145

www.99only.com

March 4, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: William H. Thompson

Re:                             99 Cents Only Stores LLC

Form 10-K for the Fiscal Year Ended March 30, 2013

Filed July 12, 2013

Form 8-K Filed September 26, 2013

Form 8-K Filed November 7, 2013

Form 10-Q for the Quarterly Period Ended September 28, 2013

Filed November 8, 2013

File No. 1-11735

Dear Mr. Thompson:

Set forth below are the responses of 99 Cents Only Stores LLC (the “99 Cents”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 5, 2014 relating to the above-referenced filings.   For your convenience, we have recited each of the numbered comments from the Staff in italicized type and have followed each comment with our response.  References throughout this letter to “we,” “us,” “our” and “the Company” are to 99 Cents.

Form 10-K for the Fiscal Year Ended March 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Lease Commitments, page 48

1.              Please tell us your consideration of disclosing property tax, maintenance and insurance expenses for the financial statement periods presented.

Response to Comment 1:

The Company advises the Staff that property tax, maintenance and insurance expenses were included in the disclosure of rental expenses in the Company’s Form 10-K for the fiscal year ended March 30, 2013 (“fiscal 2013”) and in previous filings.  In response to the Staff’s comment, we revised the disclosure under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Lease Commitments” in our Quarterly Report on Form 10-Q for three months ended December 28, 2013 (the “Fiscal 2014 Third Quarter Report”) to clarify that property taxes, maintenance and insurance are included in rental expense.  Please see the revised disclosure below (with additional, responsive language in bold), which we included in the Fiscal 2014 Third Quarter Report and will continue to include in our future filings.

…Most leases require us to pay property taxes, maintenance and insurance. Rental expense (including property taxes, maintenance and insurance) charged to operations for the third quarter of fiscal 2014 and 2013 was $19.0 million and $15.7 million, respectively.  Rental expense (including property taxes, maintenance and insurance) charged to operations for the first three quarters of fiscal 2014 and 2013 was $53.4 million and $46.0 million, respectively…

Item 8. Financial Statements and Supplementary Data, page 50

Notes to Consolidated Financial Statements, page 57

1. Basis of Presentation and Summary of Significant Accounting Policies, page 57

Immaterial Error Correction, page 58

2.              We note you revised your calculation as of March 30, 2013 and for all prior periods since the Merger as a result of your analysis of inventory and determined total inventory at the Merger date, January 13, 2012, was overstated by $13.3 million. Please tell us what your evaluation indicated with respect to your inventory as of March 31, 2012 and explain why there was no apparent adjustment necessary for the period from January 13, 2012 to March 31, 2012. We may have further comment.

Response to Comment 2:

The Company acknowledges the Staff’s comment and advises the Staff that its evaluation of inventory indicated an overstatement of total inventory of approximately $13.34 million as of the Merger date, January 13, 2012, and an overstatement of total inventory of approximately $13.62 million as of fiscal year end, March 31, 2012, representing a difference of approximately $0.28 million.  Management evaluated the materiality of $0.28 million both quantitatively and qualitatively and concluded that it was not material to the period from January 15, 2012 to March 31, 2012 financial statements or to the fiscal 2013 financial statements.  In making conclusions as to materiality, we relied on the SAB Topic 1M, SAB Topic 1N and ASC 250. Our quantitative review focused on the fact the

$0.28 million did not have a material impact on 1) cost of sales, 2) pre-tax income, 3) net income and 4) Adjusted EBITDA, a non-gaap measure used by the Company and our lenders when assessing our operating results subsequent to the Merger. The absolute dollar amount of the $0.28 million is not material and neither are changes to affected line items in percentage terms.  For example, the recording $0.28 million charge to cost of sales in the period from January 15, 2012 to March 31, 2012, would have had the impact of increasing cost of sales for the period by approximately 0.1%.  During the period from January 15, 2012 to March 31, 2012, the Company recorded a loss primarily as a result of transaction costs incurred in connection with the Merger.  The recording of a $0.28 million expense in cost of sales would not have resulted in a change in the earnings trend.  Additionally, our qualitative review focused on the fact that the $0.28 million uncorrected amount did not have an impact on 1) our compliance with debt covenants or other regulatory requirements 2) cash flows 3) management’s compensation. We also considered other factors outlined in SAB Topic 1M in reaching our conclusion that a judgment of a reasonable person relying upon the report would not have been changed or influenced by the correction of the $0.28 million item.

Inventories, page 60

3.              Please tell us about the nature of the specific products held as of March 31, 2012 that had been identified as expected to sell over a period exceeding twelve months. Please include in your response how long the inventory had been held as of March 31, 2012, and the date when the inventory, classified as deposits and other assets, was sold and/or written-off.

Response to Comment 3:

The Company advises the Staff that, as of March 31, 2012, the Company’s policy was to classify inventory that had been held for at least 12 months and that was not expected to sell through within the next 12 months as non-current assets in deposits and other assets.  In addition, the Company has had a historical practice of selling long-term inventory.  As such, the inventory in question was not deemed to be excess or obsolete.  Consequently, as of March 31, 2012, all of the $6.4 million included in the non-current assets in deposits and other assets category had been held at least 12 months, with approximately 77% purchased by the Company within the previous three years and the remainder being older.  The major categories of this inventory included clothing, stationery and party, household housewares and health & beauty care.  These inventory categories represented general merchandise with no expiration date.  During fiscal 2013, approximately $2.3 million of these products were shipped to our retail stores for sale or were scrapped from our warehouses.  As of March 30, 2013, approximately $4.2 million of this inventory remained on-hand.  In the fourth quarter of fiscal 2013, the Company revised its inventory merchandising and liquidation philosophy to significantly reduce and liquidate slow moving inventories as directed by the current management team.  In connection with these changes, the Company adjusted its excess and obsolescence reserves to include items that are at least 12 months old and that the Company does not expect to sell within the next 12 months.  As a result of this change, the Company increased its excess and obsolescence reserves by approximately $9.1 million in the fourth quarter of fiscal 2013 and concluded that there was no inventory to be included in deposits and others assets as of March 30, 2013.

6. Debt, page 71

4.              Reference is made to your disclosure of the dividend restrictions imposed by your debt agreements. Please tell us your consideration of elaborating on the pertinent provisions that restrict the payment of dividends and disclosing the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. See also Rule 3-10(i)(9) of Regulation S-X.

Response to Comment 4:

In response to the Staff’s comment, we revised the disclosure under “Note 5, Debt” in the Fiscal 2014 Third Quarter Report to describe the most significant restrictions on the payment of dividends.  Please see the revised disclosure below (with additional, responsive language in bold), which we included in the Fiscal 2014 Third Quarter Report and will continue to include in our future filings.  Additionally, in our Annual Report on Form 10-K for the fiscal year ended January 31, 2014, we will disclose the amount of dividends that could be paid as of January 31, 2014.

The Company advises the Staff that there are no significant restrictions on the ability of the Company or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan.

First Lien Term Loan Facility

In addition, the amendment to the First Lien Term Loan Facility (a) amended certain restricted payment provisions to permit the Gold-Schiffer Purchase (as defined below) (see “—Repurchase Transaction with Rollover Investors” for more information), (b) removed the maximum capital expenditures covenant, (c) modified the existing provision restricting the Company’s ability to make dividend and other payments so that from and after March 31, 2013 the permitted payment amount represents the sum of (i) a calculation based on 50% of Consolidated Net Income (as defined in the First Lien Term Loan Facility agreement), if positive, or a deficit of 100% of Consolidated Net Income, if negative, and (ii) $20 million, and (d) permitted proceeds of any sale leasebacks of any assets acquired after January 13, 2012, to be reinvested in the Company’s business without restriction.

ABL Facility

On October 8, 2013, we amended the ABL Facility to (a) remove the maximum capital expenditures covenant and (b) modify the existing provision restricting the Company’s ability to make dividend and other payments so that such payments are subject to achievement of (i) Excess Availability (as defined in the ABL Facility agreement) that is at least the greater of (A) 15% of Maximum Credit (as defined in the ABL Facility agreement) and (B) $20 million and (ii) (A) a ratio of EBITDA (as defined in the ABL Facility) to fixed charges of at least 1.0x or (B) Excess Availability that is at least the greater of 25% of Maximum Credit (as defined in the ABL Facility) and $40 million.

First Lien Term Loan Facility, page 72

5.              Reference is made to the fourth paragraph in which you state that in accordance with applicable guidance for debt modification and extinguishment, you recognized a loss related to refinancing costs incurred in connection with the amendment for the portion of the First Lien Term Loan Facility that was extinguished. Please tell us the nature of the refinancing costs and the amount of any of the costs paid to lenders under the original loan facility that are not lenders under the amended facility. In addition, tell us the specific authoritative literature you are referring to that supports expensing these costs and explain your consideration of ASC 470-50-40-55-1 through 3. To the extent you are relying on the guidance at ASC 470-50-40-17 to support expense treatment, please explain why you believe these specific costs incurred are within the scope of this guidance. In this regard, the costs expensed appear to relate to debt issued with new and continuing creditors unrelated to previous debts extinguished.

Response to Comment 5:

On April 4, 2012 amounts outstanding under the original first lien term loan facility were $523.7 million.  As part of the refinancing we paid a fee to all existing lenders as of April 4, 2012 under the original first lien term loan of approximately $10.5 million representing a call premium of 2% of the outstanding debt thereunder.  In addition, fees of approximately $0.7 million were paid to arrangers of the refinancing acting in the capacity of agents for the Company.  We reviewed guidance under ASC 470-50-40-55-1 through 3, noting that amounts owed under the first lien term loan facility were part of a syndicate of lenders, with debt held by each individual lender, as opposed to a participation.  There were three categories of lenders immediately before and after the refinancing: (1) lenders that were part of original first lien term loan facility but were not lenders under the amended first lien term loan facility, (2) lenders that were part of both the original first lien term loan facility and the amended first lien term loan facility, and did not change the level of their debt commitment, and (3) one lender that was a lender under the original first lien term loan facility and the amended first lien term loan facility, but that increased its debt commitment.  The Company accounted for each of these lender categories as set forth below.

Approximately 43% of debt held by lenders immediately prior to the refinancing (representing approximately $225.8 million of debt) was no longer held by such lenders immediately after the refinancing.  Therefore, the portion of the debt held by these exit lenders was refinanced with new lenders and we determined that extinguishment accounting was appropriate for the exit lenders under ASC 405-20-40-1.  As extinguishment accounting was appropriate for these exit lenders, we considered guidance under ASC 470-50-40-17(a), and expensed 43% of the $10.5 million call premium paid to these exit lenders, representing $4.5 million.  We also wrote-off approximately $6.9 million of unamortized deferred financing costs relating to these exit lenders and $4.4 million of original issue discount relating to these exit lenders.

Approximately 56% of debt held by lenders immediately prior to refinancing (representing $295.3 million of debt) continued to be held by these same lenders with no change in the lender or amount of debt held. We reviewed guidance under ASC 470-50-40-6 through 40-12 and noted for these remaining lenders the terms of the amended first lien term loan facility were substantially the same as the original first lien term loan facility under the “10% test. “ As such, we concluded that the accounting for these remaining lenders should be as a modification rather than an extinguishment.  The

Company considered ASC 470-50-40-17(b) and capitalized $5.9 million of the $10.5 million of the 2% call premium paid to the lenders under original first lien term loan facility as a debt discount.  We expensed $0.4 million of third-party fees allocated to these lenders in accordance with guidance under ASC 470-50-40-18.

One lender that accounted for $2.5 million of the loans under the original first lien term loan facility increased its debt commitment by $225.8 million to $228.3 million under the amended first lien term loan facility. The present value of this lender’s cash flows changed by more than 10%. As such, this lender was accounted for as debt extinguishment.  The amount of the 2% call premium paid to this lender representing less than $0.1 million was expensed. Approximately $0.1 million of the unamortized deferred financing costs and original issue discount relating to this lender were written-off.  Third-party fees paid to the arrangers of the refinancing allocated to this lender of $0.3 million were capitalized in accordance with ASC 470-50-40-18.

11. Stock-Based Compensation Plans, page 81

Share Repurchase Rights, page 81

6.              Reference is made to the first paragraph on page 98 where you disclose that you did not correctly evaluate the accounting treatment for certain share repurchase rights. Please tell us how you originally evaluated these rights and explain your revised evaluation referencing authoritative literature to support your accounting treatment. In doing so, please explain whether there were any errors in prior reporting periods. In addition, reference is made to your statement in the second to last sentence of this section that suggests that no compensation expense was recognized for options with repurchase rights. Please be sure to clarify for us whether the options are accounted for as equity classified awards with associated compensation expense. If so, please consider revising your disclosure to clarify this fact.

Response to Comment 6:

The Company advises the Staff that the board of directors (the “Parent Board”) of our parent, Number Holdings, Inc. (“Parent”), began granting options under the Number Holdings, Inc. 2012 Stock Incentive Plan (the “2012 Plan”) in February 2012.  Initially, the Company determined the fair value of these options utilizing the Black-Scholes pricing model and began recording stock-based compensation expense for the options over the expected life of these awards.  As described on page 81 of the Annual Report on Form 10-K for fiscal 2013, the Company considered the repurchase provisions, but concluded that these repurchase provisions did not have an impact on expense recognition.  As part of the preparation of fiscal 2013 financial statements, the Company reevaluated the accounting treatment for the options granted under the 2012 Plan.  Specifically, the Company focused on Parent’s repurchase rights upon (i) a termination of employment for cause, (ii) a voluntary resignation without good reason, or (iii) discovery that the participant engaged in detrimental activity, to repurchase shares at the lesser of the exercise price paid by the participant to exercise the option and the fair market value of the Class A and Class B Common Stock of Parent at the time of such event.  The Company determined that these repurchase provisions permit Parent to recover the shares under the enumerated circumstances without transferring any value to the employee even after full legal vesting.

Generally, the awards vest in equal installments over a five year period and may be exercised at any time or from time to time prior to the end of the 10 year term. As stated above, the terms included in the 2012 Plan and standard form of option award agreement include a forfeiture provision in the form of a call right that allows Parent to repurchase the share obtained upon exercise of an option at the lesser of the exercise price and the fair value at the termination date for terminations under the circumstances enumerated above. Parent’s call right lapses upon the occurrence of a liquidity event, namely the registration under the Securities Exchange Act of 1934 of Parent’s common stock — a performance condition.  Pursuant to ASC 718-10-25-20, the Company believes compensation costs for the awards that contain a performance condition will be recognized only when it becomes probable that the performance condition with be achieved. Accordingly, no compensation costs have been recognized for such awards. With respect to the awards that may be repurchased only at fair market value when an employee is terminated without cause or voluntarily leaves with good reason, the Company believes that the contingent events that would cause or provides the basis for such termination are out of the control of the employee and, as a result, the Company would commence recognition of compensation costs for such awards when it becomes probable that the event will occur. As of March 30, 2013, we determined none of such termination events or a liquidity event was probable. As such, no expense was recognized. The Company reassesses such probability at each reporting date. Because the call right must be exercised within 90 to 180 days of termination, depending on the specific facts of the award, it could result in the repurchase of immature shares and the Company would be required to account for the awards as liabilities, at which time the expense recognized would be based on the fair value on the reporting date and include mark to market changes until the earlier of the Company’s call provision expiring or six months after the shares have been issued. If an employee exercises the awards prior to achievement of the performance condition, the Company would record the payment received for the exercise price as a liability as the employee essentially prepaid the exercise price. As of March 30, 2013, neither the achievement of the performance condition underlying all the employee awards or termination events that give rise to a call at the fair market value was deemed probable. Therefore, no stock-based compensation expense has been recorded.

The Company advises the Staff that we improperly recorded stock-based compensation expense of less than $0.1 million in the period from January 15, 2012 to March 31, 2012.  We also improperly recorded stock-based compensation expense of approximately $0.2 million, approximately $0.2 million and approximately $0.3 million in each of the first three quarters of fiscal 2013, respectively.  This stock-based compensation expense was reversed in the fourth quarter of fiscal 2013.  Management evaluated this error, both quantitatively and qualitatively, and concluded it was not material to the period from January 15, 2012 to March 31, 2012, fiscal 2013 or any of the quarters of fiscal 2013.

As noted above, the employee option award would be accounted for as a liability instrument at the Parent level. Due to the fact Parent is providing this compensation to employees of the Company, at the Company level (i.e. subsidiary) this amount would be recorded on the balance sheet as a capital contribution in equity. We revised the disclosure under “Note 8, Stock-Based Compensation” in the Fiscal 2014 Third Quarter Report to clarify that the repurchase rights were accounted as equity-based awards.  Please see the revised disclosure below (with additional, responsive language in bold), which we included in the Fiscal 2014 Third Quarter Report and will continue to include in our future filings.

…All of the options that the Company has granted to its executive officers and employees (with the exception of options granted to Rollover Investors that contained no repurchase rights and to its current chief executive officer and certain directors that contain less restrictive repurchase rights) contain such repurchase rights. There were 22,544 options outstanding as of December 28, 2013 subject to such repurchase rights that were accounted for as equity-based awards. In accordance with accounting guidance, the Company has not recorded any stock-based compensation expense for these grants…

Former Executive Put Rights, page 81

7.              Reference is made to the first paragraph on page 98 where you disclose that you did not correctly evaluate the accounting treatment for former executive put rights. Please tell us how you originally evaluated these rights and explain your revised evaluation referencing authoritative literature to support your accounting treatment. In doing so, please explain whether there were any errors in prior reporting periods. Please also be sure to address why you believe these put rights fall within the scope of the accounting for stock-based compensation literature as is suggested in your footnote disclosure in this section and the first paragraph on page 62.

Response to Comment 7:

The Company advises the Staff that the put rights were included in the employment agreements entered into in January 2012 with certain former executives of the Company. As the put rights were exercisable only upon involuntary termination of employment and not upon the employee’s voluntary termination, an implied service period was deemed to apply to these awards. Additionally, the put rights were contingent on an event — separation without cause or for good reason - that was not within the executive’s control and was tied to the executive’s employment status with the Company. As such, the Company considered the put rights to be part of the executive’s compensation. Therefore, the Company concluded that the award should be accounted for under ASC 718.

The contingent event triggering the put was deemed to be within the Company’s control because the Company needed to terminate these executives without cause for the put rights to take effect.  Management determined that no expense recognition was required until it was probable that the contingent termination event would occur. That event was not considered probable until January 2013, which was also the time period that when the executives separated from the Company without cause and the put rights became exercisable by the executives.  The executives had the right, for a period of one year from the date of separation, to put the shares to Parent at the greater of (i) $1,000 per combined share of Class A and Class B Common Stock of Parent less any distributions made with respect to such shares and (ii) the fair market value of such shares as of the date of exercise.  As such, the put rights provided protection for the executives against a decrease in share value for that period.  The Company determined that these rights were freestanding instruments because the put rights could be exercised for any shares owned by the executives. The expense recorded related to the put was based on the fair value of the shares subject to the put rights.  It should be noted that the liability related to this put instrument was an obligation of Parent, not the Company.  As such, while the Company followed liability accounting for purposes of determining compensation expense (determining fair value at each reporting date), no liability was reflected in the Company’s balance sheet as this was deemed to be an equity contribution by Parent to the Company.  We continued to revalue the put rights in each quarter subsequent to January 2013, until the put rights were cancelled by mutual agreement in the third quarter of fiscal 2014.

As disclosed in the Annual Report on Form 10-K for fiscal 2013, the Company determined that the appropriate accounting for the put was to record the liability once the contingent event that triggered the put became probable.  The Company determined that there were no errors relating to any prior periods because the put rights did not become probable of having value until the fourth quarter of fiscal 2013 and no expense was required to be recorded prior to that period.

17. Financial Guarantees, page 86

8.              Reference is made to the second sentence of the first paragraph. Please revise your disclosure to state, if true that the guarantees are full and unconditional. Refer to Rule 3-10(i)(8) of Regulation S-X.

Response to Comment 8:

The Company confirms that the guarantees are full and unconditional.  In response to the Staff’s comment, we revised under “Note 15, Financial Guarantees” in the Fiscal 2014 Quarterly Report to clarify that the guarantees are full and unconditional.  Please see the revised disclosure below (with additional, responsive language in bold), which we included in the Fiscal 2014 Third Quarter Report and will continue to include in our future filings.

As of December 28, 2013 and March 30, 2013, the Senior Notes are fully and unconditionally guaranteed by the Company’s direct wholly owned subsidiary, 99 Cents Only Stores Texas, Inc. (the “Subsidiary Guarantor”).

9.              We note your disclosure that the Senior Notes were guaranteed by your direct wholly-owned subsidiaries at March 31, 2012 and by 99 Cents Only Stores Texas, Inc. as of March 30, 2013. Please note a subsidiary guarantor only qualifies for relief under Rule 3-10 of Regulation S-X if it is 100% owned. Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you.

Response to Comment 9:

The Company confirms that the subsidiary guarantors are wholly owned.  In response to the Staff’s comment, we revised the disclosure under “Note 15, Financial Guarantees” in the Fiscal 2014 Quarterly Report to clarify that the subsidiary guarantors are wholly owned subsidiaries.  Please see the revised disclosure below (with additional, responsive language in bold), which we included in the Fiscal 2014 Third Quarter Report and will continue to include in our future filings.

As of December 28, 2013 and March 30, 2013, the Senior Notes are fully and unconditionally guaranteed by the Company’s direct wholly owned subsidiary, 99 Cents Only Stores Texas, Inc. (the “Subsidiary Guarantor”).

Signatures, page 123

10.       The registrant signature is not dated. Please revise or advise.

Response to Comment 10:

The Company submits that the omission of the date to our signature was inadvertent.  We signed the Annual Report on Form 10-K for fiscal 2013 on July 12, 2013, the date such Annual Report was filed with the Commission.  We confirm that the date to our signature will be included in our future filings.

Form 8-K Filed September 26, 2013

Exhibit 99.1

11.       Reference is made to your disclosure of PF Adjusted EBITDAR and PF Cash Interest Expense on page 6. We assume the amounts disclosed are non-GAAP financial measures. If so, please tell us your consideration of providing the disclosures required by Item 100(a)(1)-(2) of Regulation G. If not, please explain why the financial measures are not non-GAAP financial measures.

Response to Comment 11:

We confirm that PF Adjusted EBITDAR and PF Cash Interest Expense are non-GAAP financial measures.  We supplementally advise the Staff that we understand the requirements of Item 100(a)(1)-(2) of Regulation G and that the omission of the required disclosures was inadvertent.  We confirm that such disclosures will be included to the extent required in future communications with investors and reports filed with the Commission.

Form 8-K Filed November 7, 2013

Exhibit 99.1

12.       Reference is made to your disclosure of Adjusted EBITDA and Adjusted EBITDA margin in the narrative on page 1. Please tell us your consideration of presenting, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Response to Comment 12:

We acknowledge the Staff’s comment and advise the Staff that we have presented the GAAP financial measures most directly comparable to Adjusted EBITDA and Adjusted EBITDA margin in our most recent earnings release, which release is included as an exhibit to our Current Report on Form 8-K filed with the Commission on February 11, 2014.  We confirm that such GAAP financial measures will be presented, with equal or greater prominence than the respective comparable non-GAAP financial measures, to the extent required in future communications with investors and reports filed with the Commission.

Form 10-Q for the Quarterly Period Ended September 28, 2013

Item 1. Financial Statements, page 4

10. Income Taxes, page 21

13.       Please explain to us how the law change enabled you to utilize your EZ credit carryforwards in subsequent taxable years whereby you released the valuation allowance associated with the $11.6 million California EZ credit carryforwards.

Response to Comment 13:

The Company revised the disclosure under “Note 10, Income Taxes” in the Fiscal 2014 Quarterly Report in response to the Staff’s comment as follows (with additional, responsive language in bold) and will continue to include consistent disclosure in our future filings.

During the second quarter of fiscal 2014, the legislation that eliminated the California Enterprise Zone (“EZ”) hiring credits after December 31, 2013 was signed into law. Under the prior legislation, the Company generated EZ credits on an ongoing basis that it could not fully utilize and, therefore, had recorded a valuation allowance on $11.6 million of carryforward credits at the end of fiscal 2013.  As a result of the law change, the Company will no longer add to its existing EZ credit carryforwards after the current tax year.  Rather, the Company will be able to utilize its EZ credit carryforwards in subsequent taxable years.  Based on the foregoing, the Company released the valuation allowance associated with its $11.6 million of California EZ credit carryforwards as a discrete item in the second quarter of fiscal 2014, which benefited the income tax provision by $7.5 million.

*                                         *                                         *                                         *                                         *                                         *                                         *

In connection with this response letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (323) 881-1293.

Sincerely,

/s/ Frank Schools
Frank Schools
Chief Financial Officer

cc:                                Stéphane Gonthier, 99 Cents Only Stores LLC
Pippa Bond, Proskauer Rose LLP